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                                     [LOGO]

August 10, 2005

Securities and Exchange Commission
Washington, D.C. 20549-7010

Subject:        Response to Correspondence Dated July 27, 2005

                Meadow Valley Corporation
                Form 10-K for the fiscal year ended December 31, 2004 Filed March 31, 2005

                Form 10-Q for the quarter ended March 31, 2005
                File No. 0-25428

To Whom It May Concern:

      In response to your letter to us dated July 27, 2005, we are enclosing herewith the supplemental information requested. We have responded to the Staff's comments using the same paragraph numbers contained in the Staff's letter to us dated July 27, 2005.

Form 10-K for the year ended December 31, 2004

Financial Statements

Consolidated Balance Sheet, page 23

      1. We believe the value of the remaining claims receivable reported in our financial statements of $3.5 million is reasonable, conservatively stated and the amount we anticipate collecting is potentially in excess of that amount. The remaining two contract claims that comprise the $3.5 million of claims receivable are:

                  a) $1.7 million claim receivable against Clark County, Nevada for which a three-member arbitration panel unanimously awarded us approximately $1.9 million plus accrued interest from March 2003. The payment of this claim has been delayed due to an appeal made by Clark County to the Nevada Supreme Court. We believe we can reasonably expect resolution of this matter by the end of 2006 and do not anticipate any reduction of the award. Attached is a copy of the Final Award granted by the arbitration panel (Exhibit A).

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Securities and Exchange Commission
August 10, 2005
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                  b)    $1.8 million in claims receivable against the New Mexico
                        Department of Transportation ("NMDOT") on two highway contracts. This claim is currently in litigation with a trial date scheduled for May 2006. At one time, the NMDOT offered us approximately $5.2 million and the release of any remaining retention held on the projects, which is currently $.8 million, to settle these two claims. See attached correspondence to and from NMDOT and Meadow Valley, and also the inter department email from Selmo Rael to Virginia Lorenz substantiating the settlement offer (Exhibit B). We expect to prevail in the litigation and to potentially collect more than the receivable that is currently reported on our balance sheet. Given the scheduled court date, it is conceivable that this matter will be resolved in 2006.

      In addition, to the offers from NMDOT and the award from the arbitration panel, on the Clark County claim, our history on collection of claims receivable is supported by the settlement of three claims filed against NMDOT, settled for $7.0 million. We had recorded a claim receivable in the amount of $4.1 million and had retention of $1.1 million, resulting in a $1.8 million collection in excess of claims receivables.

1. Summary of Significant Accounting Policies and Use of Estimates

Inventory, net, page 29

      2. The allowance for potentially obsolete or slow moving inventory decreased during 2004 as a result of management's determination that inventory at various sites became obsolete as a result of our decision to no longer market the materials in those sites. After writing off the inventory in question against the allowance, management did not believe additional increases in potentially obsolete or slow-moving inventory were deemed necessary during the period in question.

4. Contracts in Progress, page 33

      3. During 2004, we had closed several projects, which are still in the process of claim resolution. The work on the projects was 100% complete as of December 31, 2004. We reclassed the under billing (cost in excess of billings) and claims receivable to a separate general ledger account, Long-term Claims Receivables, to match the financial statement presentation. In 2003, the projects were still considered contracts in progress, but for financial statement reporting purposes the claim receivable was deducted from the under billing and classified as a long term claim receivable. The change in the claim receivable from 2003 in the amount of $7.6 million to $3.5 million in 2004 was a result of the collection of claims receivable on the settlement of three claims against the New Mexico Department of Transportation.

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Securities and Exchange Commission
August 10, 2005
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11. Related Party Transactions, page 36

      4. We will include in future filings the nature of our relationships with our related parties. We account for LAM Contracting LLC as an investment using the equity method of accounting per Accounting Principles Board 18, "The Equity Method of Accounting for Investments in Common Stock". Our investment in LAM Contracting LLC is reflected in the current asset section of the balance sheet and is a portion of the line item entitled, "Prepaid Expenses and Other", based on its relative immateriality (approximately 1% of total assets). In addition, LAM Contracting LLC is not deemed to be a variable interest entity, based on the consistency of the allocation of profits to the respective ownership interests, and the fact that management of the entity resides outside of Meadow Valley Corporation.

12. Income Taxes, page 37

      5. Reconciliation of the income tax statutory rate was based upon a determination of the federal income tax statutory rate, and the state income tax statutory rates applied to book income, adjusted for identified non-deductible items. The tax expense was then adjusted to true-up our calculation of our deferred income tax liabilities and assets. This resulted in our difference of $41,531 which is deemed to be the accumulated effect of numerous years of rounding adjustments. As the number was deemed to be immaterial to the financial statements as a whole no further adjustment was pursued. The detailed analysis of the relevant calculations has been attached for your review and consideration (Exhibit C).

Item 15. Exhibits and Financial Statement Schedules, page 49

      6. We will disclose in future filings as an exhibit or note to our financial statements a schedule of valuation and qualifying accounts for each income statement period, as required by Rule 5-04 of Regulation S-X. These exhibits or notes will, at a minimum, include our allowance for doubtful accounts and will also include an opinion from our independent accountants covering these exhibits, notes or schedules.

Form 10-Q for the period ended March 31, 2005

Financial Statements

5. Litigation and Claim Matters, page 12

      7. We will disclose in future filings the fact that we are not able to estimate a possible loss or range of loss as required by SFAS No. 5 paragraph 10 "The

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Securities and Exchange Commission
August 10, 2005
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            disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made." This inability to estimate a possible loss is the result of not being able to predict what the outcome of a trial may be if a settlement can not be reached. We believe whether a settlement is reached or a trial occurs any liability will be within our insurance limits and no additional loss is required to be recorded.

Management's Discussion and Analysis, page 16

      8. A portion of the damages award was for interest on the costs that we incurred in completing the defaulted subcontractor's work. Only that portion of the award, which amounted to $133,248, was classified as interest income. The portion of the damage award related to costs incurred to complete the defaulted subcontractor's work was recorded in the cost of revenue. The portion of the damage award related to legal fees in the amount of $83,481 was recorded in the other income.

Item 4. Controls and Procedures, page 20

      9. We will revise our future filings to clarify that our officers concluded that our disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including myself and our chief executive officer, to allow timely decisions regarding required disclosure in accordance with the Exchange Act Rule 13a-15(e).

      We trust that the responses provided herein satisfactorily address your comments. We acknowledge that the company is: a) responsible for the adequacy and accuracy of the disclosures in our filings; b) that our responses to the Staff comments or changes in our disclosures do not foreclose the Commission from taking any action with respect to the filing, and; c) that the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
MEADOW VALLEY CORPORATION

/s/ Clint L. Tryon
Clint L. Tryon
Principal Accounting Officer
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                                                                       EXHIBIT A

                               PRIVATE ARBITRATION

In the matter of Arbitration between
                                        ORDER #17
MEADOW VALLEY CONTRACTORS, INC.

and

CLARK COUNTY, NEVADA.

                                   FINAL AWARD

      This Arbitration concerns a number of claims made by Meadow Valley Contractors, Inc., on its behalf as the prime contractor and on behalf of two of its subcontractors and Clark County's claims against Meadow Valley. The claims are asserted by and against Clark County, Nevada, as owner of a project known as the Western Beltway, Sections 7B, 8 and 9 project ("789").

      Prior to the date of this award and prior to the completion of hearings, this Panel by agreement of the parties entered its Award dated May 3, 2004, on the shoring entitlement claim being presented by Meadow Valley and its subcontractor, Innovative Construction Service ("ICS"). The claims remaining and which will be the subject of this Final Award are: Meadow Valley's Quality Assurance/Quality Control Claim (QA/QC); Progressive Contracting, Inc.'s ("PCI") Impact Cost Claim resulting from the County's Quality Assurance/Quality Control program; PCI's Frost Claim; PCI's Rock Fill Claim; PCI's RCB Crossing Claim; and ICS's Concrete Patching claim. The Award will also address the County's Counterclaims for monies withheld by the Army Corp of Engineers ("ACOE") for the CH2 Channel and the cost of restaking.

                               FACTUAL BACKGROUND

      The problems relating to the testing claims have their genesis in the testing program that the County implemented for the 789 project. Prior to the Yamashita Bridge project which immediately preceded the 789 project, the County did its own quality control ("QC") testing with its own personnel to assure the contractors were complying with the

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specifications. On the Yamashita project the County instituted a new testing program wherein the contractor did its own QC testing and the County, with its own personnel, did quality assurance ("QA") testing to verify that the QC tests being done were accurate. The QC and QA tests were initially done on a 1 to 1 basis, but after the County determined that the QC tests were being done accurately they went to one QA test for every ten QC tests. Meadow Valley was the contractor on Yamashita and J.A. Cesare ("JAC") was its independent QC tester.

      On the 789 project this program was modified because of Nevada Department of Transportation ("NDOT") and ACOE's concerns that the quality control specifications which were basically the same as on Yamashita were not detailed enough and the belief that the County should have a more detailed QA program or manual which would assure them that the testing was being done properly. The County retained Harris and Associates ("Harris"), who was to be the County's Construction Manager on 789, to prepare a QA manual. A draft of this manual was prepared and given to the County before bid, but neither the draft manual nor the concerns of NDOT and ACOE was made known to the bidders prior to the bid. The bidders were relying on the contract language and what the County had done in the past and particularly the Yamashita project. Unknown to the contractors was that the County was going to impose far more stringent requirements for testing, inspection and monitoring than had been done in the past. These requirements and the behavior of Harris, condoned by the County, are what led to these QA/QC claims.

                         A. MEADOW VALLEY'S QA/QC CLAIM

      Meadow Valley's QA/QC Claim consists of two components. The County's QC requirements for full-time inspection and monitoring which were contrary to the Yamashita QC testing requirements and contrary to the standard in the industry, and the excess testing required by Harris.

      With respect to the first component, what is most disturbing is that the County knew that Meadow Valley's bid for QC testing only included the cost for QC testing and did not include full time inspection or monitoring of the placement of materials. The County did

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not disclose to the bidders the concerns of NDOT and ACOE or Harris' draft QA manual. The County did not change its QC specifications except to add by way of an addendum the testing requirements for NDOT.

      Meadow Valley was the successful bidder on 789 and contracted with JAC for $666,800.00 for testing, which included inspection on an as-needed basis and monitoring placement on a part-time basis. The amount of the bid was JAC's estimate of its hourly labor and laboratory charges for the work to be performed. JAC's bid and contract was based on its experience from the Yamashita project and the County agreed that it was reasonable for JAC to rely on the Yamashita project in formulating its bid. Based on the other bids Meadow Valley received for testing and the foregoing, the Panel finds that JAC's contract price of $666,800.00 was a reasonable charge for the QC testing to be performed on the 789 project as set forth in the specifications.

      After the contract was awarded, Meadow Valley and JAC met with Harris to go over JAC's proposed QC program. Harris rejected JAC's program as being totally insufficient and provided JAC with the draft of Harris' QA manual, which Harris did not identify as such, and told JAC to use it as a guide. In effect, Harris wanted JAC's QC program to mirror its QA manual which went far beyond the QC specifications. From November, 1998, to March, 1999, Meadow Valley's and JAC's QC submittal underwent eight drafts before it was finally approved by Harris.

      Although the County concedes that the QC specifications do not require full-time monitoring, Harris required that JAC's QC program include full-time monitoring and inspection before it would be approved. In part this was due to the ACOE insisting that Meadow Valley do this rather than Harris so it would not in part be charged back to ACOE. As a result of this requirement, JAC had to add two additional inspectors over what was planned. Meadow Valley also added two additional inspectors in addition to diverting some of its supervisory personnel's time to doing inspections and observations of the placement of materials.

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      With respect to the actual testing itself, the requirements of Harris in its administration of the testing procedures put a far greater burden time-wise on testing than either Meadow Valley or JAC could have ever anticipated from the QC specifications and their reasonable reliance on the protocol from the Yamashita project or the standard in the industry. QA testing is to verify the test results of the QC testing and to see that it is done correctly. Once the accuracy is determined, the testing normally goes quickly from a 1 to 1 ratio to one QA test for every ten QC tests. On 789 the testing accuracy was quickly verified by Harris but they continued to test on a 1 to 1 ratio from December, 1998, to March, 1999, partly because Harris understood that NDOT wanted the ratio to remain 1 to 1. Only after the Partnering Workshop in March did the ratio go to 1 to 3 and basically stayed that way until 2000. While the County is free to apply whatever ratio it wishes, the County should recognize that when this ratio exceeds that reasonably anticipated from the specifications and the industry standard, it will impact the cost of the contractor's performance, a cost which the County should bear.

      At some point in time Harris ceased using the QA tests as a means of verifying the QC testing procedure and began using them as a QC test to test another location in the lift. In doing this they used a random location test that required time to perform. This procedure concerned JAC which caused them to take additional informational density tests at various locations. In addition, Harris was requiring rock corrections on most embankment tests for both QC and QA tests, something that was for the most part unnecessary. This significantly increased the time required for these tests. There was evidence that this additional requirement did not have any effect upon the testing results.

      Harris also increased the number of QC and QA tests by subdividing areas that were constructed with the same crews, equipment and materials when the area was divided by a trench, road, ramp or bridge approach. Harris admitted that this occurred in numerous areas. Harris also suggested that JAC take additional QC tests in lift areas where the initial QC test had passed. JAC complied with the suggestion out of concern that Harris would not allow the work to continue unless they tested again. In all, because of Harris'

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requirements, the number of embankment tests increased from JAC's original estimate of 500 to 1491. It was not so much the increased number that caused JAC's costs to increase from $666,800 to $1,510,808.00, but the time required to do the testing under Harris' direction which were not reasonably contemplated by the specifications.

      The County argues that some of JAC's increased costs were incurred as a result of the delay in completion of the contract caused by ICS in its installation of the concrete. Although the County never quantified this cost, the Panel does find merit to the County's contention. From the Panel's analysis this delay would amount to approximately $10,000 which should be deducted from JAC's overall cost in determining Meadow Valley's damages due to the excessive testing imposed by the County and Harris, over that which had been reasonably anticipated by Meadow Valley and JAC. Since we find that JAC's contract was a reasonable estimate for the cost of testing, the County is responsible for the increased JAC costs less the inefficiency caused by the delay. See Attachment 1 to this Final Award, section 1, for the Panel's calculation of the award to Meadow Valley on its costs incurred to J.A Cesare.

      The evidence also disclosed that because the County and Harris required full-time inspection of the placement of all materials, Meadow Valley was required to add two additional personnel to do the inspection and monitoring. They also had three of their supervisory personnel devote a percentage of their time to inspection and monitoring. There can be no dispute as to the cost of the additional personnel that was added. There can be a question as to the percentage of time devoted by the supervising personnel. Because of the lateness of this claim, the County argues that it was prejudiced because it was deprived the opportunity to depose these men.

      The Panel notes that these costs were first raised by Meadow Valley in its opening statement on February 23rd. On February 24, Mr. Callister was cross examined on these costs. The County had plenty of opportunity to depose these witnesses prior to the close of the Hearings on July 30, if the County thought it was really necessary. In fact the record discloses that Meadow Valley offered the County the opportunity to depose Mark Egner on

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another subject but the County elected not to do so. The County did examine Mr.
Egner or this subject during the course of the Hearings. The Panel therefore finds that these were extra costs incurred by Meadow Valley because of the County's requirement that there be full-time inspection and monitoring of the placement of materials.

      The County also objects to these costs on the grounds that they constituted a new claim and they should not be allowed. The claim being presented by Meadow Valley is for QA/QC costs incurred by it as a result of the County requiring full-time inspection and monitoring of the placement of materials. Rule 6 of the American Arbitration Association Construction Industry Rules allows a party to increase or decrease the amount of their claims at any time prior to the close of the proceeding. Meadow Valley is simply increasing their claim for full-time supervision. This is not prejudicial to the County as it knew from the beginning that Meadow Valley's bid had not included any cost for inspection or monitoring.

      The Panel finds that some of Meadow Valley's excess supervision costs for observation of the work was also impacted by delay in concrete production by ICS. The panel has determined that a 10% reduction in Meadow Valley's direct supervisory costs, in the amount of $26,866, is appropriate as a reasonable estimate of the impact of the concrete delay. See Attachment 1, section 2, for the calculation of Meadow Valley's award on direct supervision costs.

                          B. PCI'S QA/QC IMPACT CLAIM

      As can be seen from the foregoing, there was not only a significant impact on the cost of testing, but also the testing under Harris' direction had a significant impact upon PCI's costs in performing its work. The testing problems impacting PCI's work are perhaps best set forth in the five-page memo prepared for and submitted by PCI at the March 12, 1999 Partnering Workshop. Due to Harris' administration of the testing procedures, PCI was being delayed in proceeding with the next lift up to 2 1/2 to 3 hours. This was in part due to Harris' requirement that Western Technologies have an inspector at each QC compaction test to observe. Additionally Harris required a QA test for every QC test which

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increased the time for testing and impeded PCI's performance. Given the contemplation of the parties at the time of bid, this was unnecessary in light of the testing results and the purpose for which QA testing was contemplated. Harris also required frequent and usually unnecessary rock correction tests, in addition to requiring scarifying and compacting caliche which was totally unnecessary. Harris also engaged in leveling requirements that were not realistic causing PCI additional work.

      During December 1998, the first month of testing, the record reflects that until December 28, 1998, all QC and QA tests passed. There were two failing QC tests on the 28th, both of which appear to have been confirmed by a QA test. There was only one test in December where there was a difference in the QC and QA as to whether the tests passed or failed. Out of 50 some QC tests, there was a 98+% concurrence with QA. The accuracy of the QC testing had been confirmed and there was no need to continue the 1 to 1 testing ratio.

      While the ratio should have been reduced, Harris continued the 1 to 1 ratio until the Partnering Workshop on March 12, 1999. Up to the time of the workshop there were approximately 300 QC tests and 300 QA tests. When one considers this unnecessary amount of testing on PCI's work, coupled with Harris' unnecessary requirement that rock correction be done on many tests, the impact is really apparent. PCI also complained that there were too many QC tests taken. This appears to relate directly to the Harris requirement that fill areas be tested more than once if divided by a pipe line. The example given was at Sunset where one fill area was divided into six sections and Harris required tests for each section. PCI also complained that Harris did not allow the testers to use their discretion in determining whether the test results could determine acceptance.

      The minutes of the Partnering Workshop of March 12,1999, where County personnel were present, disclose that although an agreement was reached that the testing ratio would go quickly toward a 1 to 10 ratio, Harris prevailed upon the County to keep the ratio at a 1 to 3 ratio for the time being and then move to a 1 to 5 ratio, and only later to a 1 to 10 ratio which was in accordance with industry practice and the Yamashita experience. The

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evidence is clear that the County had anticipated that the testing ratio would go quickly to 1 to 10 when the accuracy of the QC testing was determined. These minutes also reflect that the County was aware of the impact that the excess testing was having on PCI's work. The testing ratio after the Partnering Meeting continued on a 1 to 3 ratio and never went to 1 to 5 until after Eric Strickland, Harris' supervisor of the dirt operation and QA manager, was removed from the project in November 1999. The testing only went to a 1 to 10 ratio in 2000 after PCI's dirt work had been substantially performed. The evidence is also clear that the County was unconcerned about the impact the testing ratio was having on PCI's operations and the County never bothered to inquire of Harris why the ratio was not going to 1 to 10, nor did Harris tell the County that the QC tests had a passing rate of 95 to 98 percent. In fact, Harris was not even keeping track of the testing ratio. Not only was PCI being damaged by the testing imposed by Harris, but we find the County also knew that PCI was being damaged by the testing being done and chose to do nothing about it.

      In analyzing PCI's damages we find that the approach is not a true Total Cost or Modified Total Cost approach. Rather it is what the Panel would characterize as a Modified-Modified Total Cost approach in that it applies an inefficiency factor to the Modified Total Cost. This eliminates the necessity of our finding that the bid for the work was reasonable. From the Panel's review of the evidence, we find that it would have been very difficult if not impossible for PCI or Meadow Valley, let alone the County, to keep track of the costs incurred because of Harris' actions. There can be no question that Harris' conduct in the testing procedures impacted PCI's work and cost of performance and that PCI is entitled to recover this excess cost of performance. It is for that reason the Panel accepts this approach to calculating PCI's damages.

      It appears however that its costs are overstated because they include costs that were not impacted by the County and Harris' testing and inspection procedures and its incorrect analysis of the Blue Book rates. Under the terms of the contract, it is proper for the Blue Book to be used in calculating PCI's loss. Servidone Constr. Corp. v. United States, 10 Cl.Ct. 346 (1990), affirmed 931 F.2d 860 (Fed.Cir. 1991).

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      PCI's claim for 'Rented Equipment Operating Costs' in tab S and tab A6.1
of Exhibit 285 is based on charging for 176 hours per month at either the operating or standby rate.

This is not in agreement with the Blue Book manual, which states:

      The hourly Blue Book rate is approximately 15% of the daily rate, based on the loss of roughly 80 hours during a month when machinery is used on an hourly basis.

      A loss of 80 hours in a 176 hour month is an effective utilization rate of 55%. A sampling of 25 items on tab A6.1 of Exhibit 285 indicates an average utilization rate of 55%. The operating rate therefore covers the ownership costs for the entire month and the standby amount of $3,044,418.08 is disallowed.

      Likewise, the operating cost claim in tab A3.12.1 of Exhibit 285 indicates that Meadow Valley is claiming operating costs for 176 hours per month (40 hours if equipment in on site a week). This is extremely unlikely and the utilization rate has been reduced from 100% to 90%, to account for the normally higher utilization rate of rented equipment compared to owned equipment. The amount for the total operating cost of rental equipment is reduced to $658,319.46 which after adjustment for the 17% QA/QC inefficiencies is $480,573.21, for a net reduction in PCI's claim of $126,543.63.

      Meadow Valley has agreed in its Brief that certain costs included in this claim should "come out." These costs totaled $923,670. In addition, there were other costs that the Panel does not believe should be included. These include Mobilization, Clear and Grub, Dust Control and Flood Cleanup. These costs total $588,267. See Attachment 1, page 2, for itemization of these costs. The Panel also deducts from the total costs the amounts allowed for the Rock Fill and Frost claims. With these and the other deductions agreed to and allowing for the 17% loss of inefficiency which the Panel finds to be reasonable, we find that PCI has a claim for its QA/QC loss in the amount of $2,948,323, including a 15% markup. See Attachment 1, section 3, for these calculations.

      The County claims that PCI changed its QA/QC claim during the hearing and that it should be denied because the County did not have a reasonable opportunity to do discovery on the new claim and was therefore prejudiced. The panel finds that the claim is

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the same claim that was presented originally; only the method of calculating the damages has changed. The County's examination on these issues at the hearing eliminated any prejudice to the County, if there was any. The effect of the change was simply to increase the amount of PCI's QA/QC claim. As we noted earlier in this opinion, the AAA rules allow this as long as it is done before the close of the hearing.

      Before addressing the other claims, the Panel will address the County's argument that Meadow Valley and PCI's QA/QC claims are barred because they failed to give written notice to the County as required by the contract. The County asserts that the contract provisions, specification sections 104.02 and 105.17, require that either a supplemental agreement be entered into before the contractor performs the work or that a written notice of claim be given before the contractor undertakes the work for which a claim is made. Meadow Valley did not request a supplemental agreement or give written notice of its intent to make a claim with respect to either its or PCI's QA/QC claims until the contract was concluded. The record is clear, however, that Meadow Valley and PCI informed the County continuously during the performance of the contract that Harris' excess testing and inspection and monitoring requirements were having a substantial impact upon their cost of performance. It is also clear that the County knew from the beginning that this action by Harris was not contemplated by the contract documents. In fact it was being assented to by the County because of pressure from NDOT and ACOE which was brought about by the County's new testing program.

      There is a serious question as to whether or not section 104.02 applies to the QA/QC claims. That section applies to written orders given by the County that result in alteration to the plans or character or quantity of the work. In this case the County gave no written order to increase the quantity or quality of testing or inspection. Harris just assumed the specification required the testing and inspection it imposed and the County went along with it even though the County knew the Harris requirements exceeded that called for by the contract.

      With respect to section 105.17 written notice is not made a "condition precedent" to

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the contractor's right to additional compensation in the present circumstances.
Where, as here, the County and its engineers are knowingly imposing upon Meadow Valley and PCI requirements not required by the contract, the County and its engineers are under an obligation to work with the contractor to determine the extra costs.

      Written notice of the claims in this proceeding is not a condition precedent to the making of a claim based on the cases cited by the County in its post-hearing brief. In all of the Nevada cases, the party entitled to receive the notice was in effect a stranger to what had happened and needed notice. Except for Miller v. A&R Joint Venture, 97 Nev. 580, all the cases involve insurance policies where the policy itself made giving written notice a "condition precedent" to coverage under the policy. In each case the insured had failed to give timely notice of the filing of a lawsuit. In effect the insurer had no knowledge of the suit or the conditions giving rise to the claim until notice was given. In Miller, the tenant never gave any notice to his landlord until after he fell.

      Here the County knew from the very beginning that it was imposing requirements on Meadow Valley and PCI that were beyond the contract requirements and therefore knew by its actions that a claim was going to be made. Where one knowingly creates the conditions giving rise to a claim, no written notice is required. We note that during the claims process, the County never raised the written notice defense. It appears that only after the matter went into the arbitration process and the lawyers became involved did written notice become an issue. One might consider that the defense was waived by the County.

      But even if written notice was required, we find that the County's actions, and those of Harris set forth in this Award, constituted a breach of the covenant of good faith and fair dealing and therefore no written notice was required to make a claim. It was readily apparent from the testimony that the County knew that it was imposing conditions on Meadow Valley and PCI that were not required by the contract. The County did this in part because it was under threats from ACOE that funding might be withheld, as it was on CH2 Channel, and acceptance of the project by NDOT might be withheld. The County was looking out for its own interest and was not dealing fairly with Meadow Valley. This was supposed to be a partnering contract, where the parties work with and cooperate with each other to see that the contract was completed successfully. When it came to testing and inspections the County utterly failed to partner.

                               C. ROCK FILL CLAIM

      In reviewing the testimony and the exhibits, there can be little doubt that Mr. Strickland was directing PCI's placement of rock fill at the Buffalo Crossing and that the County was aware of his actions and conceded as much in Mr. Torrey's letter of December 12, 2000, to Meadow Valley. While Mr. Strickland said his directions were only really suggestions, given the manner in which he conducted himself on the project PCI was justified in treating them as directions. What is most appalling about his conduct is his observing the water being added to the rock fill and his sitting back and "letting them learn their lesson" by turning the rock fill into a muddy quagmire. To the County's credit at PCI's and Meadow Valley's request they put a stop to Mr. Strickland's directions.

      The real issue regarding this claim is PCI's calculation of its costs. As originally presented the cost of the claim was calculated on its estimated cost and applying an inefficiency factor to come up with the claim amount. The County objected claiming that there was no data to support these calculations. During the course of the hearing, PCI changed its method of calculation and went to a "should have" incurred approach versus what it actually took to perform the work. These types of claims are recognized by the Courts. Appeal of Marshall Associated Contractors and Columbia Excavating, Inc., ICBA No. 2088 (2004), 2004 WL 1739705; Teledyne McCormick-Selph v. United States, 588 F.2d 808, 810 (Ct. Cl. 1978).

      The County's expert Mr. Freas expressed no criticism of Mr. Egner's analysis of anticipated costs based on the Caterpillar Handbook. He simply could not verify the ultimate anticipated cost because he did not make any attempt to ascertain the number of cubic yards involved in the Rock Fill Claim. The County offered no evidence to dispute Mr. Egner's calculations. Mr. Freas' major concern on actual costs was that the time cards, which were really the daily reports, did not reflect that the labor and equipment was being used on the rock fill and that some of the labor and equipment was part of the frost claim. Mr. Egner, however, testified that his review was not based solely on the time cards and that he also used daily reports, pay estimates, interviews of PCI employees, his own diary, certified payrolls and his own personal knowledge of the job. In effect he did a "micro-level" detailed analysis of the job expenditures. Accordingly, Meadow Valley and PCI's Rock Fill Claim is approved in the amount of $230,176, plus Meadow Valley's markups.

                                 D. FROST CLAIM

      Meadow Valley, on behalf of PCI, asserts a claim for additional costs allegedly caused by a constructive change made to the work at Spanish Hills during December 1998 because of Harris' conclusion that the ground was frozen. Claim is made on the basis of the alleged difference between PCI's actual costs incurred in earth work at Spanish Hills during approximately three weeks and what it should it have cost had Harris not directed the extra efforts, in the amount of $257,489. With Meadow Valley's markups, this claim is asserted in the total amount of $314,677.

      Before reaching the merits of this claim, consideration must be given to the County's defense that no sufficient notice of claim was ever given. The panel rejects this defense but notes that it is of greater force as to this claim than as to the other claims in arbitration. Notice given on the Frost Claim was indeed thin, but sufficient.

      Under section 104.02, a supplemental agreement is to be executed before work is performed which involves a substantial change in the nature or extent of work and increases the cost of performance. Under section 105.17, the contractor is to notify the Engineer in writing of his intention to make claim for additional compensation before he begins the work. With respect to the Frost Claim, the evidence indicates substantial dialogue and exchange of position between PCI and Harris at the site, but no efforts to escalate the dispute to County officials until after the work had been completed, except for the presence of County inspector Ray Waters on the site at the time. Thus, unlike the QA/QC Claim, here there is no evidence that PCI or Meadow Valley brought the matter to the attention of a decision making official of the County prior to the work being done and the costs being incurred.

      We conclude, however, that defective notice does not bar the claim. A request for a supplemental agreement would clearly have been futile as the County, once it received notice, consistently denied this claim and took the position that Harris' actions were in all respects correct. Section 105.17 does not bar the claim because PCI and Meadow Valley gave full and ample actual notice to Harris of their dispute as to the character of the earth at the site.
Section 105.17 requires no notice to the County itself but only to the "Engineer," which was Harris. Such notice was effectively given.

      We do not find it significant that the Frost Claim is not mentioned in the contractor meeting notes. These notes, prepared by Harris, are extremely sparse and contain few references to any topic raised by the contractors.

      Turning to the merits of the Frost Claim, we find that the weight of the evidence establishes that the ground at the site was not frozen. The generally mild temperatures reported during December 1998 precluded the likelihood of frozen ground. Mr. Hastings' concession that there was "ice on surface" stops far short of evidence that the ground itself was frozen. Mr. Strickland's conclusion that the ground was frozen to four to six inches in depth is not supported by any of the record evidence. The specifications do not define frozen ground. The description of the dirt by the parties at the time does not support a conclusion that the ground was frozen.

      We find further that at Spanish Hills Harris directed the extra work. Harris functioned not merely as an inspector performing a quality assurance function but indeed took over direction of the project, requiring that PCI scarify the grade at the beginning of each day and place a dry fill on the grade at the end of each day. This resulted in PCI losing approximately three hours per day of production during a three-week period.

      We find PCIs calculations of its costs under its final theory submitted to the Panel to be supported by the evidence. As with the Rock Fill Claim, we believe calculation on the basis of costs which should have been incurred versus actual costs to be appropriate. Here again Mr. Freas's criticism of the calculation of costs was based on an incomplete study of the available documentation, as contrasted with the analysis of Mr. Egner.

      Accordingly, Meadow Valley and PCI's Frost Claim is sustained in the amount of $257,489, plus Meadow Valley's markups.

                              E. RCB CROSSING CLAIM

      Meadow Valley, on behalf of PCI, has claimed extra costs incurred by PCI in the amount of $249,276 (with Meadow Valley markups $304,641) for an alleged wrongful refusal by Harris to permit PCI to drive equipment over various completed RCB's, unless certain measures were taken in the field. The County has denied that there was ever a refusal for RCB crossings and asserts that the conditions imposed on RCB crossings were those decided upon by the design engineers pursuant to the contractual process. That process was that the contractor, in this case PCI, through Meadow Valley, should make a submittal to Harris describing the crossing desired with relevant factual back-up which Harris would then refer to the pertinent design engineer. The design engineer would either grant permission, deny permission, or grant permission with conditions.

      Exhibits reflecting this process indicate that Sverdrup did not deny permission to cross but imposed conditions on PCI. There are no comparable documents in the record reflecting design engineer decisions with respect to other contractors. While Mr. Frehner and Mr. Egner testified that other contractors had been observed crossing the RCB's without observing the conditions required of PCI, there is little evidence showing the comparability of the two situations. The panel cannot determine whether other contractors and PCI were treated differently in comparable circumstances with respect to the condition of the RCB, the timing, the equipment involved, and the information provided in the submittals.

      While there is evidence in the record in other contexts of Harris' lack of good faith towards PCI and Meadow Valley, it appears that the decisions being challenged by PCI with respect to the RCB crossing claim were made by the design engineers, not by Harris. The record contains no evidence of bad faith by the design engineers toward PCI.

      Absent proof of discrimination against PCI or the breach of the covenant of good faith and fair dealing, the evidence indicates that the decisions to which PCI objects were those produced by a proper implementation of the contractual process for crossing implemented by the County, Harris, and the design engineers. There has been a failure of proof that the County effected a constructive change in the specifications with respect to requests for crossing of completed RCB's.

      Moreover, evidence cited by Meadow Valley for the alleged harmful refusals consisted of a letter by Mr. Egner written on June 7, 2000, much too late in the project to have caused PCI substantial damages and hearsay testimony by Mr. Limb as to reports made to him by his superintendents.

      The panel finds that entitlement on the RCB crossing claim has not been established.

                                F. PATCHING CLAIM

      Meadow Valley on behalf of its subcontractor Innovative Construction Systems ("ICS") asserts a claim for $308,614 based on extra patching costs incurred by ICS allegedly due to "destructive testing" performed by Harris and unnecessary patching of small holes required by Harris. Mr. Lewis testified that ICS had bid $77,425 for patching which he claimed had been reasonably expended by ICS in performing the patching contemplated by the specifications. The claim for $308,614 is for patching services allegedly performed by Meadow Valley and charged back to ICS in excess of the patching performed by ICS itself.

      There has been a failure of proof with respect to entitlement on this claim. There is evidence in the record of shoddy concrete work by ICS which legitimately required patching. There was only oral testimony as to a few incidents of destructive or excessive testing by Harris. There is no contemporaneous documentation of the alleged wrongful conduct of Harris. There is no basis in the record for distinguishing between patching services legitimately required and those unreasonably required.

      Moreover, Mr. Lewis admitted in his testimony that ICS did not pay all of the $308,614 in charge backs invoiced by Meadow Valley.

      Overall, entitlement on this claim has not been sufficiently proven and the factual record renders any assessment of cognizable damages excessively speculative. The Panel finds that entitlement on the Patching claim by ICS has not been established.

                              G. CH2 CHANNEL CLAIM

      The County has asserted a counterclaim against Meadow Valley for $291,269 paid to Meadow Valley for the work to construct the CH2 channel. This amount reflects 75% of the total price for the channel. The channel was a flood control structure which under the contractual documents was required to be built in compliance with the requirements of the Army Corps of Engineers ("ACOE"). Had the structure been in full compliance with those requirements the ACOE would have reimbursed the County for 75% of the cost of the channel.

      In fact, the channel was built by ICS in compliance with the ACOE requirements but one section of the channel was somewhat out of plumb and outside the ACOE dimension requirements. There is no dispute in the record, however, that the channel was functionally sufficient to serve the purposes for which it was built and Sverdrup so determined. Nevertheless, ACOE declined to reimburse the County any portion of the cost of the channel. The County in 1999 paid Meadow Valley only 25% of the total channel cost, pending determination by ACOE of its position on reimbursement. Even after ACOE denied reimbursement, however, the County determined in October, 2001, to pay the remaining 75% to Meadow Valley, intending, according to Mr. Henley, to assert a claim in arbitration for the 75% portion. No conditions were articulated by the County at the time it made this payment.

      Neither Meadow Valley nor ICS had any contractual relationship with ACOE. Therefore, ACOE's position on reimbursement has no effect on Meadow Valley and ICS's entitlement to payment unless the parties agreed otherwise. The sole basis for the County's claim for 75% reimbursement is to be found in CCA-12, prepared on August 10, 1999, but finally signed on September 30,1999. CCA-12 adopted the earlier letter agreement between Meadow Valley and the County dated July 29,1999. Paragraph 6 of this letter states:

      MVCI will be compensated for 25% of CH2 with the understanding that the Owner will strive to procure additional funds.

      The County's claim rests on the assertion that this provision constitutes an agreement by Meadow Valley to accept only the 25% and a waiver to any claim for more unless additional funds were in fact provided by ACOE, which did not happen. Meadow Valley and ICS counter that paragraph 6 was conditioned upon Clark County's promise that it "will strive to procure additional funds," and that the County has failed to satisfy this condition.

      The evidence on the County's "striving" is largely uncontested. The problem of the out-of-plumb construction was first noted in April 1999. Thereafter, in June and July 1999 the Owner's meetings notes reflect the County's discussions with various levels of ACOE personnel and that the County facilitated an investigation and determination by Sverdrup which was then forwarded to ACOE attesting to the functional integrity of the channel. As of the July 29,1999 letter agreement, the County had taken all these steps and was waiting for the decision by ACOE which was received verbally August 12,1999. The County took no actions to contest this determination and discussions were essentially concluded as of the August 12 response from ACOE.

      The record contains no evidence of a formal demand made by the County to ACOE or of any written communication whatever. Suit was not commenced by the County against ACOE because, as Mr. Henley testified, the County determined that such a suit "probably would not have been in the County's interest."

      The panel finds this issue to be a difficult one. A requirement to institute a lawsuit would not clearly be within such a general term as "strive." The panel determines on the facts of this case, however, that the County failed to meet its obligation to strive to procure additional funds and that its claim under CCA-12 must therefore fail. Our conclusion is based both on the failure to do anything more assertive than discuss the issue with ACOE, the complete absence of written claim or demand against ACOE and the fact that very little if anything was done by the County after July 29, 1999, the date when it undertook the obligation to strive.

      The County has failed to establish entitlement on its counterclaim for reimbursement of costs on the CH2 channel.

                                H. STAKING CLAIM

      The County has asserted a counterclaim in the amount of $140,102 for staking services allegedly performed by G.C. Wallace and paid for by the County based on Meadow Valley's actions on the project. Meadow Valley has never denied this claim or indeed addressed it in any way.

      The County's evidence to support the claim consists entirely of Exhibit 814 and the statement of Mr. Henley that Meadow Valley's conduct caused the need for this additional staking. Exhibit 814 consists of a statement of account prepared by G.C. Wallace with supporting work orders. The exhibit does not contain the $140,102 figure claimed by the County. Rather, it contains three other summation figures only one of which is labeled "received," thus indicating that the monies received by G.C. Wallace from the County are in the amount of $120,437. If Clark County has not paid money to G.C. Wallace it cannot recover reimbursement from Meadow Valley in a counterclaim.

      Thus, the panel awards the County the sum of $120,437 on its staking counterclaim.

                                   I. INTEREST

      Meadow Valley seeks preaward interest on amounts granted it on any of its claims from the time that the formal claim was made on or about November 1,2000. Clark County denies that Meadow Valley is entitled to preaward interest but presumably seeks preaward interest on any amounts granted it under its counterclaims.

      The award of prejudgment interest in contract cases is governed by N.R.S.
99.040 allowing interest "upon all money from the time it becomes due."

      The leading decision of the Nevada Supreme Court construing this language has held that money "becomes due" under the statute when a breach of contract involves a failure of performance, the value of which in money was stated in the contract, "or was ascertainable by mathematical calculations from the standard fixed in the contract or from established market prices of the subject matter." Paradise Homes Inc. v. Central Surety &

Insurance Corp., 84 Nev. 109 (1968). In a more recent case, the Nevada Supreme Court has denied prejudgment interest when it found that:

      In effect, the amount due . . . was unknown and unascertainable until rendition of the judgment and therefore did not become due until then.

Jeaness v. Besnilian, 101 Nev. 536 (1985).

      Application of these principles to the amounts awarded on claims herein is difficult. The panel has been called upon to determine damages in the face of changing claims, theories, and calculations from the original contractual claims process and throughout the arbitration proceedings. We determine as follows:

      1. On Meadow Valley's claim for QA/QC damages, no preaward interest will be granted on the $241,793 of direct employment costs awarded Meadow Valley. This claim was not made in the case until the commencement of evidentiary hearings on the arbitration in February 2004.

      By way of contrast, Meadow Valley's claim for reimbursement of the excess costs incurred by J.A. Cesare and paid by Meadow Valley has been in the case from the outset. Preaward interest will be granted on $692,814, plus Meadow Valley markups, from November 1,2000. See Attachment 1, sections 6 and 8, for the calculation.

      2. PCI's QA/QC award does not qualify for preaward interest. No mathematical calculation ascertaining the amount granted by the Panel could have been made at any time prior to the Panel's award. PCI's theories of damages varied over time with the theory of the claim determined by the Panel not asserted until April 6, 2004, in the middle of the arbitration evidentiary proceedings. The Panel's determination reflects further modifications and revisions of the most recent amount claimed by PCI and is in effect a jury verdict based on the Panel's evaluation of the evidence received.

      3. Preaward interest will not be granted on Meadow Valley and PCI's award for damages on the Rock Fill claim. On this claim, too, the damage calculation changed and the claim finally submitted to arbitration was not presented until the arbitration hearing had commenced and the amount had changed dramatically from earlier statements.

      4. Preaward interest will not be granted on Meadow Valley and PCI's Frost Claim. On this claim too the damage theory and calculation changed substantially and the claim finally submitted to arbitration was not presented until the arbitration hearing had commenced.

      5. Preaward interest on the County's staking claim will be granted dating from March 11, 2003, when it filed its Statement of Claim in the arbitration proceeding. While the entire claim was not granted, the portion which was granted was ascertainable as of that time.

                                   CONCLUSION

      Award is hereby entered as prescribed by the foregoing findings and conclusions as follows:

      1. Meadow Valley is awarded its excess QA/QC costs paid to J.A. Cesare in the amount of $692,814, plus Meadow Valley markups in the amount of 10%, 10% and 1%, as shown on Attachment 1, sections 6 and 8. Preaward interest is granted on this amount at the statutory rate from November 1, 2000.

      2. Meadow Valley is awarded its direct supervisory costs for inspection and observation in the amount of $241,793 plus its markups in the amount of 10%, 10% and 1%. No preaward interest is granted on this claim.

      3. Meadow Valley and PCI are awarded PCI's excess costs caused by improper administration of the QA/QC program in the amount of $2,948,323, including PCI's markup, plus Meadow Valley's markups in the amount of 10%, 10% and 1%. No preaward interest is granted on this claim.

      4. Meadow Valley and PCI are awarded PCI's excess costs on the Rock Fill Claim in the amount of $230,176, plus Meadow Valley's markups in the amount of 10%, 10% and 1%. No preaward interest is granted on this claim.

      5. Meadow Valley and PCI are awarded PCI's excess costs on the Frost Claim in the amount of $257,489, plus Meadow Valley markups in the amount of 10%, 10% and 1%. No preaward interest is granted on this claim.

      6. Meadow Valley and PCI's RCB Crossing Claim is denied.

      7. Meadow Valley and ICS's Patching Claim is denied.

      8. Clark County's CH2 Channel Claim is denied.

      9. Clark County is awarded the amount of $120,437 on its Staking Claim. Interest on this amount will be awarded from March 11, 2003.

      10. On all claims granted as to which preaward interest has been denied, interest will commence to run from the date of this Award, as provided by law.

By the Panel:

                                      /s/ Steven S. Pinnell
Dated: November 1,2004                -----------------------------------------
                                      Steven S. Pinnell, P.E., Arbitrator,
                                      Panel Chair

                                      /s/ William F. Haug
Dated: November 1, 2004               -----------------------------------------
                                      William F. Haug, Esq., Arbitrator

                                      /s/ James E. Hautzinger
Dated: November 1, 2004               -----------------------------------------
                                      James E. Hautzinger, Esq., Arbitrator

                               CLAIM COST SUMMARY

1. EXCESS QA/QC COST BY JA CESARE
      Total Testing Costs Paid to JA Cesare                                                   $ 1,510,808
      Less Costs Not Attributable to QA/QC Claim:
         Lochsa Eng Costs                                                     -$    3,831
         PCI Cost                                                             -     1,680
         Flood Re-Testing                                                     -     1,683
         CO#2 QC Payment                                                      -   134,000
                                                                              -----------
      Subtotal                                                                               -    141,194
                                                                                             ------------
      Adjusted Actual Cost                                                                    $ 1,369,614
      Less Credit for CCA-12 Delay                                                           -     10,000
      Less Budgeted Costs                                                                    -    666,800
                                                                                             ------------
      CLAIM AMOUNT                                                                            $   692,814

2. EXCESS MEADOW VALLEY COST FOR FULL-TIME OBSERVATION                                        $   268,659
      Less Credit for,CCA-12 Delay                                                           -     26,866
                                                                                             ------------
      CLAIM AMOUNT                                                                            $   241,793
                                                                                                              -----------
      SUBTOTAL MEADOW VALLEY QA/QC DIRECT COST                                                                $   934,607
                                                                                                              -----------
3. PCI'S QA/QC IMPACT CLAIM
   Total PCI Costs - As Claimed in Meadow Valley Brief, tab 2                                 $20,350,627
      Less Project Cost Not impacted per Meadow Valley Brief, tab 2           -$  923,670
      Less Additional Items Not impacted per County Brief, page 62 & 63       -   588,267
      (mobilization, clear & grub, soil nail, dust control, and flood cleanup)
      Less Materials, etc.                                                    -    99,126
      Less PCI Rock Fill Claim                                                -   230,176
      Less PCI Frost Claim                                                    -   257,489
      Less Adjustment, excess standby cost for owned equip                    - 3,044,418
      Less Adjustment, excess operating cost for rental equip                 -   126,544
                                                                              -----------
   Subtotal                                                                                  -$ 5,269,690
                                                                                             ------------
   Adjusted Actual Costs                                                                      $15,080,937
   QA/QC Loss of Efficiency Factor                                                          X          17%
                                                                                             ------------
   PCI QA/QC Inefficiency                                                                     $ 2,563,759
   15% Overhead and Profit                                                                  +     384,564
                                                                                             ------------
   CLAIM AMOUNT                                                                               $ 2,948,323

4. PCI'S ROCK FILL CLAIM                                                                      $   230,176

5. PCI'S FROST CLAIM                                                                          $   257,489
                                                                                                              -----------
      SUBTOTAL PCI CLAIM                                                                                      $ 3,435,988
                                                                                                              -----------
6. MEADOW VALLEY MARKUP
   MVCI Direct Cost Amount                                                                    $ 4,370,595
      MVCI Overhead Markup 10%                                                $   437,060
      MVCI Profit Markup 10%                                                      480,765
      MVCI Bond Markup 1%                                                          52,884
                                                                              -----------
   MARKUP AMOUNT                                                                              $   970,709
                                                                                                              -----------
      TOTAL MEADOW VALLEY CLAIM                                                                               $5,341 ,304
                                                                                                              -----------
7. CLARK COUNTY'S STAKING CLAIM                                                               $   120,437

8. MEADOW VALLEY AND PCI INTEREST
      $692,814 + $153,874 Markup from 1 Nov00
      $257,489 + $57,188 Markup from 25Mar01

                                   EXHIBIT B

[LOGO]      NEW MEXICO STATE HIGHWAY
            and TRANSPORTATION DEPARTMENT
            AN EQUAL OPPORTUNITY EMPLOYER

                             July 8, 2002

                             Mr. Sam Grasmick                   VIA E-MAIL
                             Area Manager
      GARY E. JOHNSON        Meadow Valley Contractors, Inc.
         GOVERNOR            P.O. Box 60726
                             Phoenix, Arizona 85082
        COMMISSION
                               Re: Claims Negotiation Meeting
     HOLM BURSUM, III          Project No. SP-4916(200) Control No. 1970
     CHAIRMAN, SOCORRO
                             Dear Mr. Grasmick,
      EDWARD T. BEGAY
  VICE CHAIRMAN, GALLUP      This will confirm our tentative agreement made
                             during our meetings of July 1, 2002 and July 2,
     PETER T. MOCHO. SR.     2002 regarding the settlement of your claim on the
  SECRETARY, ALBUQUERQUE     above referenced project.

    SHERRY L. GALLOWAY       In our discussions I noted several allowances
    MEMBER, FARMINGTON       given to MVCI during construction of the project.
                             In light of this you agreed to reduce the amount
       RAY LITHERLAND        of the claim from $5,130,798.00 to $2,551,660.00.
     MEMBER, LAS VEGAS       Additionally, 34 days of liquidated damages will
                             be assessed.
    SIDNEY G. STREBECK
     MEMBER, PORTALES        Please note that due to the complexity of the
                             claim, the negotiated amount is subject to further
        DEPARTMENT           analysis by the Department.

         Secretary           Please call if you have any questions.
       Pete K. Rahn
                             Sincerely,
      General Office
       P.O. Box 1149         Selmo Rael
  Santa Fe,NM 87504-1149
        505-827-5100         Selmo Rael
                             Project Manager
    District One Office
       P.O. Box 231          C: Gary P. Shubert, District Engineer
   Deming, NM 88031-0231      : Virginia Lorenz, Assistant District Engineer-
       505-546-2603             West
                              : Kendall Fischer, Assistant General Counsel
    District Two Office       : Lee Onstott, State Construction Engineer
       P.O. Box 1457          : Betty Helgeson, Construction Liaison Engineer
  Roswell, NM 88202-1457      : Abel Esquibel, Resident Engineer
       505-624-3300           : Chuck Brill, Asst. Proj. Mgr.
                              : File
   District Three Office
      P.O. Box 91750
Albuquerque, NM 87199-1750
       505-841-2700

   District Four Office
        P.O. Box 10
 Las Vegas, NM 87701-0030
       505-454-3600

   District Five Office
       P.O. Box 4127
     Coronado Station
  Santa Fe, NM 87502-4127
       505-827-9500

    District Six Office
       P.O. Box 2159
      Milan, NM 87021

                              [MEADOW VALLEY LOGO]

                                  July 1, 2002

HAND-DELIVERED

Mr. Selmo Rael
Project Manager
New Mexico State Highway and
  Transportation Department
P.O. Box 157
Tularosa, NM 88352

      Re: Project SP-4916(202) Control No. 3650

Dear Selmo:

      This letter will confirm the culmination of our settlement discussions. As you know, Meadow Valley's claims total approximately $5,400,000. You and I have had several negotiating sessions as a result of which I have confirmed to you that Meadow Valley is willing to accept a final payment of $3,460,000. This amount consists of $2,600,000 as additional payment on the claims and a release of contract funds of approximately $860,000, with no assessment of liquidated damages. The final payment must be received by Meadow Valley by August 8, 2002.

      It is my understanding that you believe this offer is reasonable and will recommend it to the Department. This letter will confirm that I have the authority to make this offer and have discussed it with my management as well.

      This offer is not subject to further negotiation and will expire on July 8, 2002. If it is not accepted within that time period, we will ask you to issue your decision on the claims and we will appeal the decision to the District. Your good faith review of these issues would obviously result in your finding entitlement and no less than the $3,460,000 being owed given your personal knowledge of the project. In all further proceedings, our claims will be as originally submitted at $5,400,000.

P.O. Box 60726 Phoenix, Arizona 85082-0726     Telephone: 602-437-5400
                                               Fax: 602-437-1681
[ILLEGIBLE]

Mr. Selmo Rael
July 1, 2002
Page 2

                                        Very truly yours,

                                        MEADOW VALLEY CONTRACTORS, INC.

                                        /s/ Sam Grasmick
                                        Sam Grasmick

cc:   Mr. Ken Nelson
      John R. Jefferies, Esq.

LORENZ, VIRGINIA M

FROM: Rael, Anselmo B

SENT: Monday, July 15, 2002 8:40 AM

TO: Lorenz, Virginia M

CC: Esquibel, Abel; Brill, Chuck

SUBJECT: MVCI Claim - CN 3650

IMPORTANCE: HIGH

In regard to MVCI's claim on CN 3650, we've done additional research and calculations.

Ron Trujillo of the G.O. furnished a worksheet for calculating the project working days. Application of this formula resulted in a total of 450 working days for this project. The original working days allowed were 260. An additional 45 days were added via change order. The total number of working days used is 481.

The negotiated settlement amount is $2,600,000.00.

169 days can be attributed to utility delays/impacts.
7 days can be attributed to design errors (survey).

$2,600,000.00 / 176 = $14,857.00 per day.

$14,857.00 per day includes: Labor, Equipment, Materials, Profit, Job/Field Office Overheads, and Home Office Overheads.

MVCI has submitted an "As-Built" schedule, and a cost breakdown/summary.

Selmo Rael

                                                                       EXHIBIT C

MVCO & Subsidiaries
Income Taxes
12/31/2004

Consolidated Income Before Taxes                                              890,443.00

Statutory Federal Tax Rate                                                         34.00%

State Tax rate, net of federal benefit                     3.00%                    3.00%

Statutory Taxes                                                               293,668.10

State Taxes                                                                    26,713.29

Valuation Allowance                                                                    -

Non-Deductible                                                                 11,953.64

Temporary Differences                                                         (41,531.04)
                                                                              ----------

                                                                              290,804.00      290,804.00         (0.00)
                                                                                                   32.66%
RMI
Permanent:
Meals & entertainment (50%)                           21,552.50

MVCI
Permanent:
Meals & entertainment (50%) Acct. #6210               11,855.00
Life Insurance                                         3,310.00
Penalties Acct. #6307                                    661.00
                                                      ---------

Total Non Deductible                                  37,378.50
                                                      =========

Ready Mix, Inc.
Arizona State Tax Rate calculation
12/31/2004

Apportionment Formula:                        Arizona        Total
Inventory                                    228,188.00     604,557.65
Depreciable assets                         1,721,422.85  16,059,244.71
Land                                         501,418.00   2,343,975.14
Other assets
Total                                      2,451,028.85  19,007,777.50
Rented Property (8 times net rent paid)               -              -
Total owned and rented                     2,451,028.85  19,007,777.50       12.895%

Total wages and compensation               4,282,705.65  10,298,003.79       41.588%

Revenue                                   27,483,823.34  59,135,657.85
Double weight Arizona revenue                      2.00
                                          54,967,646.68  59,135,657.85       92.952%
                                                                            -------
Total Ratio                                                                 147.434%
Average apportionment ratio (divide by 4)                                    36.859%    36.859%

Arizona Tax Rate                                                                         6.968%
                                                                                        ------

State Tax rate                                                                           2.568%
                                                                                        ======
Rounding for Deferred Tax purposes and Effective State Rate                              3.000%
                                                                                        ======

ACCOUNT                                  RMI - LV       RMI - PHX      Total
NUMBER          DESCRIPTION             12/31/2004     12/31/2004   12/31/2004
------- ----------------------------  -------------   ------------ -------------
  6000  ADMIN LABOR - CORP               443,647.67     310,899.75    754,547.42
5000.1  DIRECT LABOR                   2,275,100.95     928,693.72  3,203,794.67
5000.2  DIRECT LABOR                   2,781,777.18   2,790,683.95  5,572,461.13
5000.3  DIRECT LABOR                     346,597.28     217,886.54    564,483.82
5000.5  DIRECT LABOR                     167,374.06      31,215.19    198,589.25
  5000  DIRECT LABOR                         801.00       3,326.50      4,127.50
                                      -------------   ------------ -------------

        Total Payroll                  6,015,298.14   4,282,705.65 10,298,003.79
                                      =============   ============ =============

  1510  MACHINERY & EQUIPMENT            641,807.82      72,016.27    713,824.09
  1515  BUILDING CONSTRUCTION          1,564,229.39                 1,564,229.39
  1516  DISPATCH EQUIPMENT                13,647.78      12,600.00     26,247.78
  1517  RADIOS                            37,888.12      35,629.36     73,517.48
  1520  VEHICLES                       4,614,745.06   1,023,382.80  5,638,127.86
  1530  FURNITURE & FIXTURES              13,993.55       8,940.51     22,934.06
  1540  COMPUTER EQUIP & SOFTWARE        360,380.27      38,454.78    398,835.05
  1545  OFFICE EQUIPMENT                  11,256.55      20,920.61     32,177.16
  1560  SHOP BUILDING                     26,042.15                    26,042.15
  1565  PHOENIX-QUEEN CREEK                             243,771.34    243,771.34
  1566  PHOENIX-SUN CITY                                265,707.18    265,707.18
  1570  HENDERSON PERM PROPERTY           19,201.47                    19,201.47
  1575  BMI PIT PROPERTY                 233,793.47                   233,793.47
  1578  GARY PROPERTY IMPROVEMENTS                -                            -
  1580  LEASEHOLD IMPROVEMENTS            12,663.80                    12,663.80
  1582  MOAPA BATCH PLANT                 55,526.61                    55,526.61
  1585  MOAPA CRUSHING                 1,605,842.76                 1,605,842.76
  1586  MOAPA MACHINERY & EQUIPMENT      965,353.34                   965,353.34
  1590  MOAPA CRUSHER (NOT FINANCED)   1,161,911.00                 1,161,911.00
  1591  MOAPA CURHSER (BANK ONE)       2,369,358.58                 2,369,358.58
  1592  MOAPA CRUSHER (CIT)              296,716.00                   296,716.00
  1593  MOAPA CRUSHER (BANK ONE)         333,464.14                   333,464.14
                                      -------------   ------------ -------------

        Total Depreciable assets      14,337,821.86   1,721,422.85 16,059,244.71
                                      =============   ============ =============

  1550  LAND                             562,900.96                   562,900.96
  1551  LAND-GARY PROPERTY             1,279,656.18                 1,279,656.18
  1568  QUEEN CREEK PROPERTY                            501,418.00    501,418.00
                                      -------------   ------------ -------------
        Total Land                     1,842,557.14     501,418.00  2,343,975.14
                                      =============   ============ =============

Meadow Valley contractors, Inc.
Arizona State Tax Rate calculation
 12/31/2004

          Apportionment Formula:               Arizona          Total
Inventory                                       49,591.00      746,811.00
Depreciable assets                           8,840,277.03   15,405,713.61
Land                                                    -               -
Other assets
Total                                        8,889,868.03   16,152,524.61
Rented Property (8 times net rent paid)                 -               - Aprroximately 50/50 should have no material impact.
Total owned and rented                       8,889,868.03   16,152,524.61       55.037%

Total wages and compensation                 8,030,828.23   17,571,087.92       45.705%

Revenue                                     50,072,860.00  108,301,520.00
Double weight Arizona revenue                        2.00
                                           100,145,720.00  108,301,520.00       92.469%
                                                                               -------
Total Ratio                                                                    193.211%
Average apportionment ratio (divide by 4)                                       48.303%    48.303%

Arizona Tax Rate                                                                            6.968%
                                                                                           ------

State Tax rate                                                                              3.366%
                                                                                           ======
Rounding for Deferred Tax purposes and Effective State rate                                 3.000%
                                                                                           ======

ACCOUNT                                  MVCI - Other   MVCI - Arizona      Total
NUMBER        DESCRIPTION                 12/31/2004      12/31/2004     12/31/2004
------- -------------------------        ------------   --------------  -------------
 5000.1 JOB LABOR - AZ                                   6,342,331.51    6,342,331.51
5000.16 JOB LABOR - JOB #0316              441,534.96                      441,534.96
 5000.2 JOB LABOR - NV                   6,142,629.75                    6,142,629.75
5000.24 JOB LABOR - JOB #0224               23,537.18                       23,537.18
5000.27 JOB LABOR - JOB #0227                               21,953.70       21,953.70
 5000.3 JOB LABOR - UT                   2,623,300.71                    2,623,300.71
   6000 ADMIN LABOR - CORP                          -    1,114,301.25    1,114,301.25
 6000.1 ADMIN LABOR - AZ                            -      409,199.34      409,199.34
 6000.2 ADMIN LABOR - NV                   309,257.09                      309,257.09
 6000.7 ADMIN LABOR - NV CLAIM                      -       20,400.24       20,400.24
 6000.9 ADMIN LABOR -NM CLAIM                       -       13,813.19       13,813.19
   6001 ADMIN LABOR BONUS-CORP                      -       15,168.00       15,168.00
 6001.1 ADMIN LABOR BONUS-AZ                        -       93,661.00       93,661.00
 6001.2 ADMIN LABOR BONUS-NV                        -                               -
                                         ------------    ------------   -------------

        Total Payroll                    9,540,259.69    8,030,828.23   17,571,087.92
                                         ============    ============   =============

   1510 MACHINERY & EQUIPMENT            4,455,486.29    3,365,366.53    7,820,852.82
 1510.1 MACHINERY & EQUIP-ASPHALT                          290,557.57      290,557.57
 1510.2 ASPHALT HOT PLANT #2                        -    1,592,887.19    1,592,887.19
 1510.5 MACHINE & EQUIP - CRUSH            478,354.88    2,000,000.00    2,478,354.88
 1511.3 BATCH PLANT - UTAH                 125,118.13                      125,118.13
   1515 BUILDING CONSTRUCTION                                                       -
   1516 DISPATCH EQUIPMENT                                                          -
   1517 RADIOS                                                                      -
   1520 VEHICLES                         1,416,823.13    1,180,288.00    2,597,111.13
   1530 FURNITURE & FIXTURES                 4,980.99       38,405.01       43,386.00
   1535 RADIO & PHONE EQUIP                 36,410.65       36,410.65       72,821.30
   1540 COMPUTER EQUIP & SOFTWARE           48,262.51      336,362.08      384,624.59
                                         ------------    ------------   -------------

        Total Depreciable assets         6,565,436.58    8,840,277.03   15,405,713.61
                                         ============    ============   =============

   1550 LAND                                                                        -
   1551 LAND-GARY PROPERTY                                                          -
   1568 QUEEN CREEK PROPERTY                                                        -
                                         ------------    ------------   -------------

        Total Land                                  -               -               -
                                         ============    ============   =============
